                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                                 (RULE 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                               (Amendment No. 6)*




                             SHILOH INDUSTRIES, INC.
  -----------------------------------------------------------------------------
                                (Name of Issuer)



                     COMMON STOCK, PAR VALUE $.01 PER SHARE
  -----------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   824543 10 2
  -----------------------------------------------------------------------------
                                 (CUSIP Number)



  -----------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)




Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]  Rule 13d-1(b)

         [ ]  Rule 13d-1(c)

         [X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                             13G

CUSIP NO. 824543 10 2                                                                   Page 2 of 7 Pages
                                                                                            ---  ---
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|   1 | NAME OF REPORTING PERSON                                                                          |
|     | I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)                                        |
|     |                                                                                                   |
|     | The Richland Bank, as trustee                                                                     |
|-----|---------------------------------------------------------------------------------------------------|
|   2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a) [ ]   |
|     |                                                                                                   |
|     |                                                                                         (b) [X]   |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|   3 | SEC USE ONLY                                                                                      |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|   4 | CITIZENSHIP OR PLACE OF ORGANIZATION                                                              |
|     |                                                                                                   |
|     | United States of America                                                                          |
|-------------------------------|-------|-----------------------------------------------------------------|
|            NUMBER OF          |     5 |  SOLE VOTING POWER                                              |
|                               |       |                                                                 |
|             SHARES            |       |  811,623                                                        |
|                               |-------|-----------------------------------------------------------------|
|          BENEFICIALLY         |     6 |  SHARED VOTING POWER                                            |
|                               |       |                                                                 |
|            OWNED BY           |       |  -0-                                                            |
|                               |-------|-----------------------------------------------------------------|
|              EACH             |     7 |  SOLE DISPOSITIVE POWER                                         |
|                               |       |                                                                 |
|            REPORTING          |       |  811,623                                                        |
|                               |       |                                                                 |
|             PERSON WITH       |-------|-----------------------------------------------------------------|
|                               |     8 |  SHARED DISPOSITIVE POWER                                       |
|                               |       |                                                                 |
|                               |       |  -0-                                                            |
|-------------------------------|-------|-----------------------------------------------------------------|
|   9 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                      |
|     |                                                                                                   |
|     | 811,623                                                                                           |
|-----|---------------------------------------------------------------------------------------------------|
|  10 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN                                     |
|     | SHARES*                                                                                  [ ]      |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|  11 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                                                 |
|     |                                                                                                   |
|     | 5.6%                                                                                              |
|-----|---------------------------------------------------------------------------------------------------|
|  12 | TYPE OF REPORTING PERSON*                                                                         |
|     |                                                                                                   |
|     | BK                                                                                                |
-----------------------------------------------------------------------------------------------------------

                                 *SEE INSTRUCTION BEFORE FILLING OUT!

                                                               Page 3 of 7 Pages

         This Amendment No. 6 (this "Amendment") amends and supplements Amendment No. 5 filed on February 16, 1999, as amended by Amendment No. 4 filed on February 17, 1998, as amended by Amendment No. 3 filed on February 14, 1997 as amended by Amendment No. 2 filed on February 14, 1996 as amended by Amendment No. 1 filed on February 14, 1995, which amended and supplemented the Schedule 13G filed on February 14, 1994 (the "Schedule 13G"), with the Securities and Exchange Commission (the "Commission") on behalf of certain of the signatories to the Stockholders Agreement, dated as of June 22, 1993, by and among the stockholders listed therein and Shiloh Industries, Inc., a Delaware corporation (the "Company"), as amended by the First Amendment to the Stockholders Agreement, dated as of March 11, 1994 (the "Stockholders Agreement").

ITEM 1.

         (a)      Name of Issuer: Shiloh Industries, Inc.

         (b)      Address of Issuer's Principal Executive Offices:
                           Suite 202, 103 Foulk Road
                           Wilmington, Delaware 19803

ITEM 2.

         (a)-(e). Pursuant to Rule 13d-1(k)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities and Exchange Act of 1934 (the "Exchange Act"), this Amendment is filed on behalf of The Richland Bank (the "Reporting Person") who, pursuant to Rule 13d-5(b)(1), along with certain individuals and corporations (the "Non-Reporting Persons") identified below, may be deemed as a group to have acquired beneficial ownership of the Common Stock, par value $.01 per share (the "Common Stock"), of the Company as a result of the Reporting Person and the Non-Reporting Persons becoming signatories to the Stockholders Agreement.

         Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Person that a group exists within the meaning of the Exchange Act.

         The business address of the Reporting Person is:

                     3 North Main Street, Mansfield, Ohio 44902

         The Richland Bank acts as trustee for the Dominick C. Fanello Trust and the Rose M. Fanello Trust. The Richland Bank, as trustee, is a party to the Stockholders Agreement and may be deemed to beneficially own shares of Common Stock in such fiduciary capacity.

         The names and the residential addresses of the individual Non-Reporting Persons are listed below.

      NAME                                         ADDRESS
----------------------------------------------------------
Dominick C. Fanello                         2521 Hanley Road
                                            Lucas, OH 44843

James C. Fanello                            2577 East Hanley Road
                                            Lucas, OH 44843

Robert L. Grissinger                        2035 Greenbriar Drive
                                            Mansfield, OH 44907

Robert E. Sutter                            51A Rome-Greenwhich Road
                                            Shiloh, OH 44878

Rose M. Fanello                             2521 Hanley Road
                                            Lucas, OH 44843

Kathleen M. Fanello                         2577 East Hanley Road
                                            Lucas, OH 44843

                                                               Page 4 of 7 Pages

         All of the individuals listed above are citizens of the United States of America. Each individual Non-Reporting Person beneficially owns shares of Common Stock, CUSIP No. 824543 10 1.

         The names and principal business address of the other corporations which are Non-Reporting Persons is as set forth below. Certain of the corporations may be deemed to share beneficial ownership of the Common Stock as trustees of trusts that are signatories to the Stockholders Agreement.

        MTD Products Inc is organized under the laws of the State of Ohio. The principal executive offices of MTD Products Inc are located at 5965 Grafton Road, Valley City, Ohio 44280.

         Key Trust Company of Ohio, N.A., formerly known as Society Bank & Trust ("Key Trust") acts as trustee for the James C. Fanello Trust and the Kathleen M. Fanello Trust. The address of Key Trust is 42 North Main Street, Mansfield, Ohio 44902. Key Trust, as trustee, is a party to the Stockholders Agreement and may be deemed to beneficially own shares of Common Stock in such capacity.

ITEM 3.  If This Statement is Filed Pursuant to Rules 13d-1(b), or 13d-2(b) or
         (c), Check Whether the Person Filing is a :

         Not applicable.

ITEM 4.  Ownership.

         Item 4 of the Schedule 13G hereby is amended by deleting such Item 4 in its entirety and replacing it with the following:

         (a)-(c). Although the Reporting Person and each Non-Reporting Person disclaims beneficial ownership of any shares of Common Stock beneficially owned by each Non-Reporting Person, pursuant to the Exchange Act and the regulations thereunder, the Reporting Person and the Non-Reporting Persons may be deemed as a group to have acquired beneficial ownership of 10,375,773 shares of Common Stock, the aggregate number of shares of Common Stock which are subject to the terms of the Stockholders Agreement, representing 71.5% of the outstanding Common Stock as of December 31, 1999.

         The Reporting Person has, as of December 31, 1999, sole or shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition of the Common Stock as follows:

         The Richland Bank. As trustee for the Dominick C. Fanello Trust and the Rose M. Fanello Trust, The Richland Bank may be deemed to have sole power to vote and to dispose of an aggregate of 811,623 shares of Common Stock, which constitutes approximately 5.6% of the outstanding Common Stock. The Bank disclaims beneficial ownership of these shares.

         Each Non-Reporting Person named in response to Item 2 hereof has, as of December 31, 1999, sole or shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition of the Common Stock as follows:

         Dominick C. Fanello. Mr. D. Fanello has the sole power to vote and to dispose of 637,007 shares of Common Stock currently held by The Richland Bank, as trustee for the Dominick C. Fanello Trust, due to an immediate right to revoke such trust. Mr. D. Fanello also has the sole power to vote and to dispose of 300 shares of Common Stock he holds as custodian for three minor grandchildren. Mr. D. Fanello is the husband of Rose M. Fanello; consequently, Mr. D. Fanello may be deemed to have shared voting and dispositive power with respect to the 174,616 shares of Common Stock beneficially owned by his wife pursuant to a trust and 790 shares owned of record by his wife. Collectively, these 812,713 shares of Common Stock constitute approximately 5.6% of the outstanding Common Stock of the Company.

         Rose M. Fanello. Ms. Fanello has the sole power to vote and to dispose of 174,616 shares of Common Stock that are currently held by The Richland Bank, as trustee for the Rose M. Fanello Trust, due to an immediate right to revoke such trust, and of 790 shares owned of record by Ms. Fanello, which constitutes approximately 1.2%

                                                               Page 5 of 7 Pages

of the outstanding Common Stock of the Company. Ms. Fanello is the wife of Dominick C. Fanello, consequently Ms. Fanello may be deemed to have shared voting and dispositive power with respect to 637,307 of the shares of Common Stock beneficially owned by her husband. Ms. Fanello disclaims beneficial ownership of these 637,307 shares.

         James C. Fanello. Mr. J. Fanello has the sole power to vote and to dispose of 637,007 shares of Common Stock that are currently held by Key Trust, as trustee for the James C. Fanello Trust, due to an immediate right to revoke such trust. Mr. J. Fanello currently shares dispositive power with the trustee as to the 637,007 shares held by the trust. In addition, Mr. J. Fanello has the right to acquire 25,000 shares of Common Stock subject to the exercise of stock options, which are currently exercisable and he owns 866 shares of Common Stock through his participation in the Company's defined contribution benefit plans. Mr. J. Fanello is the husband of Kathleen M. Fanello; consequently, Mr. Fanello may be deemed to have shared voting and dispositive power with respect to the 170,139 shares owned by his wife. Collectively, these 833,012 shares of Common Stock constitute approximately 5.7% of the outstanding Common Stock of the Company.

         Kathleen M. Fanello. Ms. Fanello has the sole power to vote and to dispose of 170,139 shares of Common Stock that are currently held by Key Trust, as trustee for the Kathleen M. Fanello Trust, due to an immediate right to revoke such trust, which constitutes approximately 1.2% of the outstanding Common Stock. Ms. Fanello currently shares dispositive power with the trustee as to the 170,139 shares held by the trust. Ms. Fanello is the wife of James C. Fanello; consequently, Ms. Fanello may be deemed to have shared voting and dispositive power with respect to 662,873 of the shares beneficially owned by her husband. Ms. Fanello disclaims beneficial ownership of these 662,873 shares.

         Robert L. Grissinger. Mr. Grissinger has the sole power to vote and to dispose of 299,049 shares of Common Stock. In addition, Mr. Grissinger is deemed to have the sole power to vote and to dispose of 105,000 shares of Common Stock he may acquire through the exercise of stock options, which are currently exercisable. Collectively, these 404,049 shares of Common Stock constitute approximately 2.8% of the outstanding Common Stock of the Company.

         Robert E. Sutter. Mr. Sutter has the sole power to vote and to dispose of 215,149 shares of Common Stock. Mr. Sutter may be deemed to have shared voting and dispositive power with respect to 2,000 shares of Common Stock owned by his spouse. These 217,149 shares of Common Stock constitute approximately 1.5% of the outstanding Common Stock of the Company.

         MTD Products Inc. MTD Products Inc has the sole power to vote and to dispose of 7,011,906 shares of Common Stock. In addition, MTD Products Inc (i) shares voting and investment power with respect to 20,000 shares of Common Stock held by the Jochum-Moll Foundation and (ii) shares dispositive power with the MTD Products Inc. Master Employee Benefit Trust, a trust fund established and sponsored by MTD, with respect to 1,104,400 shares beneficially owned by the fund. Collectively, these 8,136,306 shares of Common Stock constitute approximately 56.1% of the outstanding Common Stock of the Company.

         Key Trust Company of Ohio, N.A. As trustee for the James C. Fanello Trust and the Kathleen M. Fanello Trust, Key Trust may be deemed to have the sole power to vote and shared power to dispose of an aggregate of 807,146 shares of Common Stock, which constitutes approximately 5.6% of the outstanding Common Stock. Key Trust disclaims beneficial ownership of these shares.

ITEM 5.  Ownership of Five Percent or Less of a Class.

         Not Applicable.

ITEM 6.  Ownership of More than Five Percent on Behalf of Another Person.

         See Response to Item 4.

                                                               Page 6 of 7 Pages

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not Applicable.

ITEM 8.  Identification and Classification of Members of the Group.

         Not Applicable.

ITEM 9.  Notice of Dissolution of Group.

         Not Applicable.

ITEM 10. CERTIFICATION

         Not Applicable.

                                                               Page 7 of 7 Pages




                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2000               By:  /s/ Craig A. Stacy
                                            ------------------------------------
                                       Name: Craig A. Stacy*
                                       Attorney-in-Fact for the Reporting Person



* The Power of Attorney authorizing Craig A. Stacy to act on behalf of the above listed party is attached as EXHIBIT 24.1 to this Schedule 13G/A.

                                  Exhibit Index
                                  -------------

Exhibit No.                Description
-----------                -----------

   24.1                    Power of Attorney

                                                                    Exhibit 24.1


                                POWER OF ATTORNEY
                                -----------------



                  KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints John F. Falcon, Craig A. Stacy, Michael W. Donahoe and Thomas C. Daniels, and each of them, as the true and lawful attorney or attorneys-in-fact, with full power of substitution and revocation, for the undersigned and in the name, place and stead of the undersigned, in any and all capacities, to execute, on behalf of the undersigned, any and all statements or reports under Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to the beneficial ownership of Common Stock, par value $.01 per share, of Shiloh Industries, Inc., a Delaware corporation, including, without limitation, all statements on Schedule 13G and all amendments thereto and any and all other documents that may be required, from time to time, to be filed with the Securities and Exchange Commission (the "Commission"), to execute any and all amendments or supplements to any such statements or forms, and file the same, with all exhibits thereto, and other documents in connection therewith, with the Commission, granting to said attorney or attorneys-in-fact, and each of them, full power and authority to do so and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully and to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorney or attorneys-in-fact or any of them or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof. The undersigned acknowledges that the foregoing attorneys-in-fact, and each of them, in serving in such capacity at the request of the undersigned, are not assuming any of the responsibilities of the undersigned to comply with Section 13 of the Exchange Act or any other legal requirement. This power of Attorney shall remain in effect until revoked in writing by the undersigned.


        Dated as of this 11th day of February 2000.


/s/ Dominick C. Fanello                      /s/ Rose M. Fanello
---------------------------------           ----------------------------------
Dominick C. Fanello                         Rose M. Fanello



/s/ James C. Fanello                         /s/ Kathleen M. Fanello
---------------------------------           ----------------------------------
James C. Fanello                            Kathleen M. Fanello



/s/ Robert L. Grissinger                     /s/ Robert E. Sutter
---------------------------------           ----------------------------------
Robert L. Grissinger                        Robert E. Sutter

/s/ authorized signatory
--------------------------------
The Richland Bank, as trustee



/s/ authorized signatory
--------------------------------
Key Trust Company of Ohio, N.A., as trustee